# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Strata Critical Medical, Inc., CIK 0001779128
CUSIP: 092667104
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 31 Hudson Yards, 14th Floor, New York, New York (NY), 10001
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000899140-25-000908
Filed by CIK 0001040273

## Reporting persons
- Third Point LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,000,000; sole dispositive power 0; shared dispositive power 5,000,000; aggregate amount beneficially owned 5,000,000 (5.8% of the class)
  Comment: Calculation of the percentage set forth in Row 11 is based on the quotient obtained by dividing (a) the number of shares of Common Stock, $0.0001 par value per share ("Common Stock"), of Strata Critical Medical, Inc. (the "Issuer") beneficially owned by the Reporting Persons as set forth in Row 9 by (b) the 86,366,526 shares of Common Stock outstanding as of November 3, 2025, as reported by the Issuer in its quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2025, as filed with the U.S. Securities and Exchange Commission on November 10, 2025.
- Daniel S. Loeb: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,000,000; sole dispositive power 0; shared dispositive power 5,000,000; aggregate amount beneficially owned 5,000,000 (5.8% of the class)
  Comment: Calculation of the percentage set forth in Row 11 is based on the quotient obtained by dividing (a) the number of shares of Common Stock, $0.0001 par value per share ("Common Stock"), of Strata Critical Medical, Inc. (the "Issuer") beneficially owned by the Reporting Persons as set forth in Row 9 by (b) the 86,366,526 shares of Common Stock outstanding as of November 3, 2025, as reported by the Issuer in its quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2025, as filed with the U.S. Securities and Exchange Commission on November 10, 2025.

## Item 1. Issuer
Name of issuer: Strata Critical Medical, Inc.
Address of issuer's principal executive offices: 31 Hudson Yards, 14th Floor, New York, New York, 10001

## Item 2. Person Filing
Name of person filing:
(i) Third Point LLC, a Delaware limited liability company (the "Management Company"), which serves as investment manager or adviser to a variety of hedge funds and managed accounts (all such funds and accounts, collectively, the "Funds"), with respect to the shares of Common Stock, $0.0001 par value per share ("Common Stock"), of Strata Critical Medical, Inc. (the "Issuer").

(ii) Mr. Daniel S. Loeb ("Mr. Loeb"), who is the Chief Executive Officer of the Management Company and controls its business activities, with respect to the shares of Common Stock indirectly beneficially owned by Mr. Loeb by virtue of such position.

The Management Company and Mr. Loeb are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is 55 Hudson Yards, New York, New York 10001.
Citizenship: The Management Company is organized as a limited liability company under the laws of the State of Delaware. Mr. Loeb is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) Third Point LLC - 5,000,000 shares of Common Stock

(ii) Daniel S. Loeb - 5,000,000 shares of Common Stock
The percentages used in this Schedule 13G are calculated based upon the quotient obtained by dividing (a) the 5,000,000 shares of Common Stock beneficially owned by the Reporting Persons by (b) the 86,366,526 shares of Common Stock outstanding as of November 3, 2025, as reported by the Issuer in its quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2025, as filed with the U.S. Securities and Exchange Commission on November 10, 2025. Except as described in the preceding sentence, all amounts reported in this Schedule 13G are as of the close of business on November 14, 2025.
Percent of class:
(i) Third Point LLC - 5.79%

(ii) Daniel S. Loeb - 5.79%
Sole power to vote or to direct the vote:
(i) Third Point LLC - 0

(ii) Daniel S. Loeb - 0
Shared power to vote or to direct the vote:
(i) Third Point LLC - 5,000,000

(ii) Daniel S. Loeb - 5,000,000
Sole power to dispose or to direct the disposition:
(i) Third Point LLC - 0

(ii) Daniel S. Loeb - 0
Shared power to dispose or to direct the disposition:
(i) Third Point LLC - 5,000,000

(ii) Daniel S. Loeb - 5,000,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Other than the Funds that directly hold the Shares, and except as otherwise set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement, dated November 14, 2025, by and between Third Point LLC and Daniel S. Loeb. Exhibit 99.2: Power of Attorney granted by Third Point LLC and Daniel S. Loeb in favor of Jana Tsilman and Joshua L. Targoff, dated February 9, 2024, which was previously filed with the SEC on February 13, 2024 as Exhibit 99.2 to the Schedule 13G/A filed by Third Point LLC and Daniel S. Loeb with respect to Global Blue Group Holding AG and is incorporated herein by reference.

## Signatures
- Third Point LLC: /s/ Jana Tsilman, Jana Tsilman/Attorney-in-Fact for Daniel S. Loeb, Chief Executive Officer (11/14/2025)
- Daniel S. Loeb: /s/ Jana Tsilman, Jana Tsilman/Attorney-in-Fact for Daniel S. Loeb, Chief Executive Officer (11/14/2025)
Comment: The Power of Attorney granted by Third Point LLC and Daniel S. Loeb in favor of Jana Tsilman and Joshua L. Targoff, dated February 9, 2024, which was previously filed with the SEC on February 13, 2024 as Exhibit 99.2 to the Schedule 13G/A filed by Third Point LLC and Daniel S. Loeb with respect to Global Blue Group Holding AG and is incorporated herein by reference.